UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                             CLUBHOUSE VIDEOS, INC.
                 (Name of Small Business Issuer in its charter)

             Florida                                            56-2339948
  ------------------------------                             -----------------
 (State or other jurisdiction of                            (I. R. S. Employer
  incorporation or organization)                            Identification No.)

        2005 Tree Fork Lane
         Longwood, Florida                                         32750
 --------------------------------------                           --------
(Address of principal executive offices)                         (Zip Code)

                    Issuer's telephone number (407) 304-4764

Securities to be registered pursuant to Section12(b) of the Act.

None

Securities to be registered pursuant to Section 12(g) of the Act.

                    Common Stock, $.0001 par value per share
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1. Description of Business

     Club House Videos, Inc. is based in Longwood, Florida. In September, 2001, Raven Moon Entertainment, Inc. formed a wholly owned Limited Liability Corporation (LLC) called Raven Moon Home Video Products, LLC to market products developed and produced by Raven Moon Entertainment, Inc. After setting up a number of distributors and distribution channels Raven Moon Entertainment, Inc. decide to spin off Raven Moon Home Video Products, LLC in to a separate publicly traded company Club House Videos, Inc. "(CHV"). CHV plans to start off with certain assets and exclusive agreements to distribute Raven Moon Entertainment products, and also broaden it business model to include distribution of other videos and audio products for other producers that fall into the same genre, i.e. children and family entertainment.

     CHV is involved in the marketing and distribution of children's videos and music CD's based upon programming produced for television, and E-commerce websites aimed at the children and young adult markets.

     Club House Videos, Inc.'s management is aware of the interest in educational children's programming on television, as well as, in the form of Videos, and Music CD's. With the expansion of cable networks and the FCC laws that mandate that broadcasters supply the viewers with educational programs for children or lose their broadcast license [complete sentence]. Club House Videos, Inc. has been granted a limited license to manufacture, market and sell nine licensed products, the right to purchase two "Cuddle Bug" toys and two TV TED toy products directly from JB Toys, LLC, and the right to acquire future video half-hour episodes at the cost of $300,000 per episode and Music CD products at $100,000 per CD produced by Raven Moon Entertainment, Inc. through a merger with a wholly owned subsidiary Limited Liability Corporation called Raven Moon Home Video Products, LLC. CHV believes it has a reasonable chance of being successful marketing videos, DVD's CD's and licensed merchandise based upon, "Gina D's Kids Club Show" by building upon the channels of distribution already established for the products. This includes a full e-commerce, website WWW.CLUBHOUSEVIDEOS.COM which offers not only the Gina D's products, but is integrated with Amazon.com children products (toys, books, CDs, videos and DVDs). Through one of Amazon.com's retailing programs, CHV is able to earn commissions and to offer a great selection of children products without the cost of carrying inventory in hundreds of products.

     Club House Videos, Inc., through its limited licensing agreement, intends to produce and market as many as ten (10) educational children's programs entitled "Gina D's Kids Club Show" with a number of animated cartoon characters, and live action characters with the right to purchase up to an additional fifty-two (52) half-hour episodes at a negotiated price.

     Club House Videos, Inc. has acquired the rights to sell nine products below, two toy products and intends to acquire one DVD, two Music CD's, and a Bobble Head and Plush toy at a cost of $500,000:

  1. Gina D's Kids Club Video Tape Volume 1. "Join the Club"

  2. Gina D's Kids Club Video Tape Volume 2. "Good News"

  3. Gina D's Kids Club Video Tape Volume 3. "Smile-Ability"

  4. Sing Along with Gina D Video Tape Volume 1.

  5. Sing Along with Gina D Volume 1. DVD

  6. Gina D's Kids Club 3 Episode DVD

  7. Gina D's Kids Club Music CD Volume 1.

  8. Gina D's Kids Club Music CD Volume 2.

  9. Young America CD

  10. Cuddle Bug (plush toy)

  11. Christmas Cuddle Bug (plush toy)

  12. Gina D's Super Hits Dance Party CD

  13. Gina D's Cuddle Bug Christmas Television Special DVD

  14. Gina D's Cuddle Bug Christmas Music CD

  15. TV TED Bobble Head Doll

  16. TV TED plush toy


     The Company also has the right to purchase up to ten (10) more half-hour television programs produced by Raven Moon Entertainment, Inc. at a fixed price of $300,000 per episode and up to fifty-two (52) additional episodes at a negotiated rate. The Television airing rights and the rights to license merchandise from characters in the show will remain with Raven Moon Entertainment, Inc.

     To accomplish this goal of purchasing video and audio properties from Raven Moon Entertainment, Inc. and other like producers, the Company is expecting to raise up to ten to twenty million dollars ($10,000,000 to $20,000,000) through a private offering and a Registered Public Stock offering over the next several years. Club House Videos, Inc. intends to start out with an initial private placement to raise one million dollars ($1,000,000), which is covered in this Private Placement Memorandum. With these funds in hand, the company plans to operate the business, promote its new e-commerce website, perform all necessary SEC filings for an intended Registered Public Offering and fund another Gina D's Kids Club video.

     Funds will also be allocated for working capital. This first step should be completed by the end of the fourth quarter of 2003. Club House Videos will then move to the second step, which is to issue up to $19,000,000 in new publicly traded shares of the company through a fully registered public offering. The company will utilize approximately $10,000,000 to purchase distribution rights to entertainment properties and television programs in the target market, and utilize the balance for growth, mergers and acquisitions of both entertainment properties and companies.

     CHV plans to use this capital to build up a library of children videos and music albums for distribution through its existing channels and to be marketed through its website WWW.CLUBHOUSEVIDEOS.COM. Besides offering Raven Moon products on the website, the company plans to handle a very large selection of products through its selective links with Amazon.com. With these links, people coming to the site will be able to purchase a large variety of children related products for distribution in the United States and abroad. Amazon takes care of shipping and inventory of all non-Raven Moon products and CHV maintains inventories and ships merchandise under contract with Management Solutions International, Inc.

     Club House Videos, Inc. has aligned itself with very experienced key personnel and has also entered into consulting agreements to cover areas like website development. The management of Club House Videos, Inc. has the experience, energy and ability to build the company into a significant industry leader. However, the company has not yet entered into any long-term contracts with its key personnel.

     David Mouery, Esq., President & CEO, David D. Mouery has 18 years experience as the former Manager of Film and Television Production at the Walt Disney Company, where he oversaw the post production, audio, camera and recording studio departments and was involved in the development and creation of new film and television programs and technologies. Mr. Mouery graduated with honors, was a member of the Law Review, and published a legal note on trademark law. He is an attorney and member of the Florida Bar.

     Michael Gibilisco, Vice President has 15 years of experience in the Video and Animation industry, which includes positions as Senior Editor and Producer with Universal and the Television Fox Network. He owns his own full production studio - MG Studios of Longwood, FL

                                  RISK FACTORS
                                  ------------

Lack Of Liquidity
-----------------

If we are unable to obtain additional funds from other financings we may have to significantly curtail the scope of our operations and alter our business model. We are seeking additional sources of financing, which may include short- term debt, long- term debt or equity. However there is no assurance that we will be successful in raising additional capital. If additional financing is not available when required or is not available on acceptable terms, than we may be unable to continue our operations at current levels.

We Are A Development Stage Company And Our Operations Fluctuate
---------------------------------------------------------------

We are subject to all of the risks, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business. Throughout this development stage, we have generated limited revenues from operations. As a result, we have a limited relevant operating history on which an evaluation of our prospects and performance can be made.

The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business and the competitive environment in which we operate. It is likely that we will continue to incur additional losses in the future. Accordingly, there can be no assurance that we will be able to achieve increased levels of revenue in the future or that our future operations will be profitable.

Effect Of Corporate Measures
----------------------------

Certain anti-takeover measures may have an adverse effect on our stock price and may also discourage takeovers that might be beneficial to stockholders. Certain provisions of our Articles of Incorporation, bylaws and Florida law could delay or frustrate the removal of incumbent directors, discourage potential acquisition proposals and delay, defer or prevent a change in control of the Company, even if such events could be beneficial, in the short-term, to the interests of our stockholders.

The Loss Of Key Personnel Could Adversely Affect Our Business
-------------------------------------------------------------

Our ability to maintain our competitive position depends in part upon the continued contributions of our executive officers. A loss of one or more such officers could have an adverse effect on our business. We do not carry key man insurance on any officers. If we fail to retain qualified individuals for necessary positions, it could have an adverse effect on our business, financial condition and results of operations.

We Don't Expect To Pay Any Dividends
------------------------------------

To date, we have paid no cash dividends or made any stockholder distributions. The payment of dividends on our common stock is within the discretion of the Board of Directors and will depend upon our earnings, its capital requirements, financial condition, and other relevant factors. For the foreseeable future, however, it is not anticipated that we will pay any dividends. Currently, we plan to retain any earnings we receive for the continued development of our business operations.

Nasdaq Listing
--------------

We currently are not listed on the Nasdaq National Market system. We cannot assure you that we will ever meet the criteria for listing our common stock on such market system, which would provide a stronger trading market. Lack of listing on the Nasdaq National Market may make it more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

Forward-Looking Statements
--------------------------

This registration statement and the exhibits hereto contain certain forward-looking statements as described in Section 27A of the Securities Act and
Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under Risk Factors and elsewhere in this prospectus and the documents incorporated by reference. In some cases, you can identify forward-looking statements by terminology such as may, will, should, could, expects, plans, intends, anticipates, believes, estimates, predicts, potential or continue or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on currently available information, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.


Competition
-----------

     The main competition in the industry comes from major studios such as Disney and Universal Studios that produce and distribute a large percentage of the family and children's programming. The next level of competition is from other independents distributors.

     To be competitive the company has to be good in picking and choosing high quality, creative productions and that have the "pull" of public demand. Similar to TV networks that are trying to pick independently produced series that will become "hits", Club House Videos, Inc. intends to out perform the competition by not only finding winners, but by developing strong distribution systems from which it can "push" its licensed properties.

Item 2. Management's Discussion and Analysis or Plan of Operation.


     Several methods and sources of operating revenues are available to the company in the broadly defined Entertainment Industry. CHV will take advantage of the opportunities available that fall within the company's business model.

     With the cost of production being under written by CHV, Raven Moon Entertainment will have the ability to promote their TV shows to broadcasters, for little or no cost, which allows it to approach PBS stations nationwide. Although, some children videos have become very successful without being broadcasted (i.e. Veggie Tales) the key to more rapid success is to have nationwide broadcasting to audiences that are then stimulated to buy videos and branded merchandise (i.e. Barney).

     While, the level of success of CHV is initially be very closely tied to the success of the Gina D's Kids Club shows, CHV plans to broaden its base of producers and products to the many other small and medium size companies that are struggling to get their videos and music recognized by major retailers and distributors. By offering to represent for a fee, to the out right purchase of the distribution rights, CHV feels strongly that it will become a major player in the children/family entertainment industry. As more products are added to those being represented by CHV, economies of scale will lower costs of production for all the company's products or clients, thus boosting profits.

     Beside domestic sales the Company expects to pursue foreign revenues. The Company's focus on Family Entertainment ensures that the content will be acceptable and attractive to foreign buyers. Significant revenues are anticipated from foreign countries, initially where English is spoken and then videos will be re-edited to play in foreign languages. Raven Moon already has the Gina D's Kids Club running in Israel. . As the company grows, it will have the option to assume the responsibility of handling its own foreign distribution, resulting in significant additional revenues.

Licensing, Merchandising & Publishing - Significant income should be produced from licensed merchandise from Raven Moon (through their J&B Toys subsidiary) and others.

In projecting the income of CHV over the next five years, the following assumptions were made:

  1. It is projected that approximately 49 episodes of Gina D's Kids Club and 2 new TV series will be produced over the next five years.

  2. That from this series and TV specials a number of licensable characters, such as the Cuddle Bug and TV Ted plush toys, will gain enough public exposure to create demand for them and related products (T shirts, posters, toys, games, etc.), all of which may have lucrative licensing opportunities, which CHV intends to exploit.

Revenues - for the first year is anticipated to approximately $165,000 derived mainly from production, merchandising distribution & licensing and direct response sales through its own internet website and sales to distributors such as FaithWorks. CHV is in the first year of operation. Startup costs are expected to exceed revenues and the year 2003 represents only seven months of normal operations.

In the second year, as more products become available, including non-Raven Moon products, it is expected that significant revenues will be generated. Income from foreign revenues, licensed products, royalties and direct responses is expected to increase significantly as a percentage of the previous year's results in both 2004 and 2005.

From years three to five, revenues should exceed costs by approximately a 58 % margin. This margin is not unrealistic for this industry because the cost of moderately high volume productions of CDs, DVDs and video tapes is only 5% to10% of the retail price and 15% to 30% of the wholesale price. CHV sells both wholesale and retail. The revenue increase is projected to grow substantially in year 2005 forward because Raven Moon is anticipated to have a regularly scheduled TV presence, which will high visibility to all the Gina D related products. Also, foreign, distribution and licensing revenues are projected to begin in 2005 and increase to where they represent 25% of gross revenues. Revenues resulting from direct response, infomercials and other methods of distributions are also expected to increase in the third year. Cost of sales increase as a function of sales and Sales and Administration (overhead) levels of at 3% of Revenues in year five. Club House Videos is expected to be profitable from year two forwards.

The other major potential income source is from merchandising sales related to characters that Raven Moon licenses. These revenues are budgeted "OTHER PRODUCTS" and are projected at $16,000 in 2003, growing to over a quarter of a million dollars in 2005. These numbers are viewed by management as very conservative and could be many times larger if the characters grab the public imagination like so many others have in recent years (examples: Barney and Sponge Bob Square Pants), in which case they may exceed the total revenues generated by sales of CDs, DVDs and tapes.

Item 3. Description of Property.

  Club House Videos, Inc. has acquired the rights to sell nine products below:

  Gina D's Kids Club Video Tape Volume 1. "Join the Club"

  Gina D's Kids Club Video Tape Volume 2. "Good News"

  Gina D's Kids Club Video Tape Volume 3. "Smile-Ability"

  Sing Along with Gina D Video Tape Volume 1.

  Sing Along with Gina D Volume 1. DVD

  Gina D's Kids Club 3 Episode DVD

  Gina D's Kids Club Music CD Volume 1.

  Gina D's Kids Club Music CD Volume 2.

  Young America CD

  Cuddle Bug (plush toy)

  Christmas Cuddle Bug (plush toy)

  Gina D's Super Hits Dance Party CD

  Gina D's Cuddle Bug Christmas Television Special DVD

  Gina D's Cuddle Bug Christmas Music CD

  TV TED Bobble Head Doll

  TV TED plush toy


     The Company also has the right to purchase up to ten (10) more half-hour television programs produced by Raven Moon Entertainment, Inc. at a fixed price of $300,000 per episode and up to fifty-two (52) additional episodes at a negotiated rate. The Television airing rights and the rights to license merchandise from characters in the show will remain with Raven Moon Entertainment, Inc.

     We presently lease a small office located at 2005 Tree Folk Lane, Longwood, Florida. We believe these facilities will be adequate for our purposes because our primary business will be conducted in rented professional recording studios and facilities of subcontractors used in the television, motion picture, and recording business.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     There are presently 49,211,050 shares of the Company's common stock issued and outstanding and no preferred shares issued and outstanding. The following table sets forth the information as to the ownership of each person who, as of the date of this report, owns of record, or is known by the company to own beneficially more than 5% of the company's common stock, and the Officers and Directors of the company.



          Name and Address of            Number of                   %
           Beneficial Owner               Shares                 Ownership
           ----------------             -----------              ---------

           TV Toys, Inc.                15,236,200                  31


           David Mouery,                 1,328,571                  2.7


           Michael Gibilisco             1,160,000                  2.3

Item 5. Directors and Executive Officers, Promoters and Control Persons.

     Set forth below are the names and certain information regarding the individuals elected as directors of the Company.

              Name                   Age                 Title
              ----                   ---                 -----
        David Mouery, Esq.,          45             President & CEO

        Michael Gibilisco            31             Vice President


     Club House Videos, Inc. has aligned itself with very experienced key personnel and has also entered into consulting agreements to cover areas like website development. The management of Club House Videos, Inc. has the experience, energy and ability to build the company into a significant industry leader. However, the company has not yet entered into any long-term contracts with its key personnel.

     David Mouery, Esq., President & CEO, David D. Mouery has 18 years experience as the former Manager of Film and Television Production at the Walt Disney Company, where he oversaw the post production, audio, camera and recording studio departments and was involved in the development and creation of new film and television programs and technologies. Mr. Mouery graduated with honors, was a member of the Law Review, and published a legal note on trademark law. He is an attorney and member of the Florida Bar.

     Michael Gibilisco, Vice President has 15 years of experience in the Video and Animation industry, which includes positions as Senior Editor and Producer with Universal and the Television Fox Network. He owns his own full production studio - MG Studios of Longwood, FL

Item 6. Executive Compensation.

David Mouery shall receive as compensation for his services the sum of 150,000 Dollars annually.

Michael Gibilisco shall receive as compensation for his services the sum of 150,000 Dollars annually.

Item 7. Certain Relationships and Related Transactions.

     Raven Moon Home Video Products LLC, a subsidiary of Raven Moon Entertainment has merged into Clubhouse Videos, Inc. Raven Moon Entertainment, Inc. will be receiving 10% of gross revenues from worldwide sales of the "Gina D's Kids Club" product line from Clubhouse Videos Inc.

     On April 20, 2003, the Company entered into an Executive Administration, Sales and Marketing Consulting Agreement with Joey DiFrancesco, the President of Raven Moon Entertainment, Inc., for a three year term with two one-year renewal periods. Under the terms of the agreement, the Company will pay to Mr. DiFrancesco a compensation equal to $750,000 for the first three years. In addition, the Company shall grant to Mr. DiFrancesco an option to purchase shares of our common stock at the exercise price equal to 50% of the 10-day average closing price, in the aggregate value of $750,000 against fifteen percent gross commission on sales and marketing services generated by Mr. DiFrancesco.

     On May 1, 2003, the Company entered into a Talent Consultant Agreement with Gina Mouery, the hostess for the "Gina D's Kids Club show. Ms. Mouery is the daughter of Joseph and Bernadette DiFrancesco. Under the terms of the agreement, Ms. Mouery granted us an exclusive, worldwide license to use her name, the registered name "Gina D", her likeness and performance for the "Gina D's Kids Club" program. The term of the license is five years. We are obligated to pay Ms. Mouery a monthly advance of $20,000 against five percent of any and all gross revenues from the show we receive from any source and any media throughout the world during the term of the license and for five years following the term of the license. We also granted Ms. Mouery options to purchase shares of our common stock at the exercise price equal to 50% of the 10-day average closing price, in the aggregate value of $240,000.

Item 8. Description of Securities.

     The authorized stock of the Company consists of 200,000,000 authorized shares of Common Stock, par value $.0001 per share, approximately shares of which were outstanding as of April 30, 2002, and 100,000,000 authorized shares of Preferred Stock, par value $.0001 par value, approximately 49,211,050 shares of which were outstanding as of June 12, 2003.

     Each share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Common Stock (i) have equal, ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company;
(ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one noncumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

     All shares of Common Stock issued and outstanding are, and those offered hereby, when issued, will be fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

Transfer Agent, Registrar and Warrant Agent

     The Company has appointed Florida Atlantic Stock Transfer, Inc. 7130 Nob Hill Road, Tamarac, Florida 33321, as transfer agent and registrar for the Common Stock and Preferred Stock.

Sales Eligible for Future Sale

     Future sales of common stock under Rule 1414 may have a depressive effect on the market price of the Company's common stock if a public market develops for such stock and could impair the Company's ability to raise capital through the sale of the Company's equity securities.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least two years is entitled to sell, within any three-month period commencing 90 days after the effective date, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity an Related Stockholder Matters.

     The Company's Common Stock has been the subject of little or no trading activity. No brokerage firms were making a market in the company's Common Stock to date.

  There are 746 holders of the Common Stock of the company. None of the Preferred Stock has been issued. There has never been any dividend, cash, or otherwise, paid on the Common or Preferred Stock of the company.

  The Common Stock of the company is subject to the "penny stock rules" of Rule 15(g) of the Securities Act of 1934. These rules impose additional sales requirements on broker-dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these Rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before accepting the sale. Accordingly, these penny stock rules may adversely affect the ability of purchasers to resell these securities.

Item 2. Legal Proceedings.

None.

Item 3. Changes in and Disagreements with Accountants.

None.

Recent Sales of Unregistered Securities.

     During 2002 and 2003 Raven Moon Home Video Products, LLC issued an aggregate of 254 membership units in a private offering exempt from registration under the Securities Act pursuant to Section 4(2) thereof for the total consideration of $2,540,000, which were converted, as a result of a merger with Clubhouse Videos, Inc. into 38,700,000 shares of common stock of Clubhouse Videos, Inc. No fee or discount was given to any underwriter, placement agent or other person in connection with the of private placement transactions. Except as described in the preceding sentence, we have not offered, sold or issued any securities.

Item 5. Indemnification of Directors and Officers.

     Our bylaws provide that our officers and directors will be indemnfied to the full extent allowed by law against all expenses and liabilities of any claim or suit, including securities violatiions, unless a finding of willful misfeasance or malfeasance in the performance of that persons duties is found by a court of law. Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing or otherwise, we have been advised that in the opinion of the Securities Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, or otherwise, the registrant officers and controlling persons of the registrant pursuant to the provisions set forth in the Company's Articles of Incorporation or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore,unenforceable. In the event that a claim for indemnification against such liablities (other than the payment by the registrant of expenses incurred or paid by a director, officer or officer or controlling person in connection with the securities being rection, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed it to a court of of such issue.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors and Stockholders of Clubhouse Videos, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Clubhouse Videos, Inc. (a development stage company), as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002 and the period from inception, September 26, 2001, through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clubhouse Videos, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and the period from inception, September 26, 2001, through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/  RICHARD L. BROWN & COMPANY, P.A.
-------------------------------------
     RICHARD L. BROWN & COMPANY, P.A.


Tampa, Florida
June 6, 2003


                                        CLUBHOUSE VIDEOS, INC.
                                     (A Development Stage Company)

                                            Balance Sheets


                                                ASSETS


                                                                                 December 31,
                                                                          --------------------------
                                                          March 31, 2003      2002           2001
                                                           -----------    -----------    -----------
                                                           (unaudited)

CURRENT ASSETS:
Cash                                                       $    46,899    $     6,473    $    16,621
Accounts receivable - trade                                      8,965          6,512           --
Inventory                                                      210,861          6,586           --
                                                           -----------    -----------    -----------

                       Total current assets                $   266,725    $    19,571    $    16,621
                                                           ===========    ===========    ===========


                       LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:

Advance from third party                                   $   125,000    $      --      $      --
Loan from related party                                           --            5,000           --
                                                           -----------    -----------    -----------

                       Total current liabilities               125,000          5,000           --


COMMITMENTS AND CONTINGENCIES (see note 6)

STOCKHOLDERS' EQUITY
            Common stock, $.0001 par value, authorized
            200,000,000 shares;issued and outstanding
            41,247,974 at March 31, 2003 (unaudited);
            30,728,365 at December 31, 2002
            and 1,593,707 at December 31, 2001                   4,125          3,073            159
            Additional paid-in capital                       2,703,110      2,013,727        104,441
            Accumulated deficit                             (2,565,510)    (2,002,229)       (87,979)
                                                           -----------    -----------    -----------

                       Total stockholders' equity              141,725         14,571         16,621
                                                           -----------    -----------    -----------

                                                           $   266,725    $    19,571    $    16,621
                                                           ===========    ===========    ===========


See Notes to Financial Statements



                             CLUBHOUSE VIDEOS, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS



                                                                                 For Year         From inception,
                                                    Quarter ended March 31,        ended         September 26,2001
                                                  --------------------------    December 31,      to December 31,
                                                     2003           2002           2002                2001
                                                  -----------    -----------    -----------         -----------
                                                  (unaudited)

REVENUES:
           Sales                                  $     5,468    $    12,814    $    31,207         $     7,110

COSTS AND EXPENSES:
           Rights to videos,
             cds and dvds from related party          221,530           --          550,165              26,606
           Consulting fees                             47,755          4,915         34,580               6,465
           Legal fees                                 160,000           --             --                  --
           Marketing expense                           92,255          6,675         79,336              26,644
           Royalties                                      887          6,283          7,731                 207
           General and administrative expense          46,322         62,274      1,273,645              35,167
                                                  -----------    -----------    -----------         -----------

                   Total costs and expenses           568,749         80,147      1,945,457              95,089
                                                  -----------    -----------    -----------         -----------

Net loss                                          $  (563,281)   $   (67,333)   $(1,914,250)        $   (87,979)
                                                  ===========    ===========    ===========         ===========

Net loss per share                                $   (0.0157)   $   (0.0274)   $   (0.2178)        $    (0.179)
                                                  ===========    ===========    ===========         ===========


See Notes to Financial Statements.




                                               CLUBHOUSE VIDEOS, INC.
                                            (A Development Stage Company)

                                         STATEMENTS OF STOCKHOLDERS' EQUITY



                                                         Common Stock       Additional
                                               -------------------------     paid-in     Accumulated
                                                  Shares        Amount       capital       deficit         Total
                                               -----------   -----------   -----------   -----------    -----------
Sale of Common shares for cash                   1,593,707   $       159   $   104,441   $      --      $   104,600
Current period loss                                   --            --            --         (87,979)       (87,979)
                                               -----------   -----------   -----------   -----------    -----------

Balance at December 31, 2001                     1,593,707           159       104,441       (87,979)        16,621


Sale of Common shares for cash                  13,898,458         1,390       910,810          --          912,200
Common stock issued for expenses to
           related party                        15,236,200         1,524       998,476          --        1,000,000

Current period loss                                   --            --            --      (1,914,250)    (1,914,250)
                                               -----------   -----------   -----------   -----------    -----------


Balance at December 31, 2002                    30,728,365         3,073     2,013,727    (2,002,229)        14,571

Sale of Common shares for cash (unaudited)       5,673,355           567       371,793          --          372,360
Common stock issued for expenses to
           related party (unaudited)             1,218,896           122        79,878          --           80,000
Common stock issued for expenses (unaudited)     3,627,358           363       237,712          --          238,075
Current period loss (unaudited)                       --            --            --        (563,281)      (563,281)
                                               -----------   -----------   -----------   -----------    -----------

Balance at March 31, 2003 (unaudited)           41,247,974   $     4,125   $ 2,703,110   $(2,565,510)   $   141,725
                                               ===========   ===========   ===========   ===========    ===========

See Notes to Financial Statements.




                                                      CLUBHOUSE VIDEOS, INC.
                                                   (A Development Stage Company)

                                                     STATEMENTS OF CASH FLOWS



                                                                          Quarter ended March 31,       Year ended December 31,
                                                                        --------------------------    --------------------------
                                                                            2003           2002           2002           2001
                                                                        -----------    -----------    -----------    -----------
                                                                        (unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                            $  (563,281)   $   (67,333)   $(1,914,250)   $   (87,979)
    Adjustments to reconcile net loss to net cash used
             by operating activities:
                  (Increase) in receivables from affiliated company            --          (22,440)          --             --
                  (Increase) in accounts receivables - trade                 (2,453)          --           (6,512)          --
                  (Increase) in inventory                                  (204,275)          --           (6,586)          --
                  Stock issued to related party for expenses                 80,000           --        1,000,000           --
                  Stock issued to others for expenses                       238,075           --             --             --
                                                                        -----------    -----------    -----------    -----------

                          Net cash (used) by operations                    (451,934)       (89,773)      (927,348)       (87,979)


CASH FLOWS FROM FINANCING ACTIVITIES

    Sales of common stock                                                   372,360        112,999        912,200        104,600
    Advance from third party                                                125,000           --             --             --
    Proceeds from (repayment of) loan from related party                     (5,000)          --            5,000           --
    Advance to Raven Moon Entertainment, Inc.                                  --          (36,151)          --             --
                                                                        -----------    -----------    -----------    -----------

                          Net cash provided by financing activities         492,360         76,848        917,200        104,600
                                                                        -----------    -----------    -----------    -----------

    Net increase (decrease) in cash                                          40,426        (12,925)       (10,148)        16,621


    Cash at beginning of period                                               6,473         16,621         16,621           --
                                                                        -----------    -----------    -----------    -----------

    Cash at end of period                                               $    46,899    $     3,696    $     6,473    $    16,621
                                                                        ===========    ===========    ===========    ===========


See Notes to Financial Statements.


                             CLUBHOUSE VIDEOS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
  (Amounts and disclosures applicable to March 31, 2003 and 2002 are unaudited)

                           December 31, 2002 and 2001




Note 1  SPINOFF AND BASIS OF PRESENTATION


In January 2003, the Board of Directors of Raven Moon Entertainment, Inc. (Raven
Moon) announced that it planned to spin off the business conducted through Raven Moon Home Video Products, LLC to Raven Moon shareholders (the "Spinoff"). This Spinoff occurred on April 25, 2003 and was accomplished by forming Clubhouse Videos, Inc. (the "Company"), transferring the stock of Raven Moon Home Video Products, LLC to Clubhouse Videos, Inc. and then distributing all of the shares of common stock of Clubhouse Videos, Inc. to individuals with investment units in Raven Moon Home Video Products, LLC and to Raven Moon shareholders. Raven Moon Home Video Products, LLC was subsequently liquidated. Individuals with investment units received 152,362 shares of common stock of Clubhouse Videos, Inc. for each unit. Raven Moon shareholders of record as of March 7, 2003 received one share of Clubhouse Videos, Inc. common stock for every one hundred shares of Raven Moon Common Stock.

The accompanying audited financial statements of Clubhouse Videos, Inc. include substantially all of the assets, liabilities, revenues, and expenses of the business conducted through Raven Moon's subsidiary, Raven Moon Home Video Products, LLC. The financial statements have been prepared on the historical cost basis, and present the Company's financial position, results of operations and cash flows as derived from Raven Moon's historical financial statements. This information reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position of Clubhouse Videos, Inc. as of March 31, 2003 (unaudited) and December 31, 2002 and 2001 and the results of operations and cash flows for the three months ended March 31, 2003, for the year ended December 31, 2002 and the period from inception, September 26, 2001, through December 31, 2001. The financial statements for the unaudited period ended March 31, 2003 do not necessarily reflect the Company's operations for the entire year. The adjustments have been of a normal recurring nature.

NOTE 2  DESCRIPTION OF THE COMPANY

Club House Videos, Inc is primarily engaged in the manufacture, marketing, selling and distributing Family Values and Christian-oriented video entertainment products. The market for these products is expected to be worldwide, although the company will devote most of its efforts within the continental United States. Since its inception, the Company has generated limited revenues from operations and is subject to all the risks, expenses, delays and difficulties encountered in the development stage. As a result, there can be no assurance as to when, or if the Company will achieve future profitable operations.

                             CLUBHOUSE VIDEOS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
  (Amounts and disclosures applicable to March 31, 2003 and 2002 are unaudited)
                           December 31, 2002 and 2001
                                   (Continued)


NOTE 3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION Revenue from distribution of video entertainment products is recognized upon receipt of payment or delivery of product, which does not vary significantly from the time the products are shipped.

ACCOUNTS RECEIVABLE The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made.

INVENTORY Inventory consists of various video entertainment products recorded on CDs and plush toys. Inventories are stated at the lower of cost or market, with cost being determined by the first-in, first-out method.

RIGHT TO VIDEOS, CDs and DVDs The Rights to videos, CDs and DVDs are to manufacture, market and sell the products acquired from Raven Moon Entertainment, Inc, a related party and the former parent of the company. These rights are amortized by the ratio that current year's revenue bear to management's estimated ultimate revenue. Because the Company cannot demonstrate through its experience the ultimate revenue from the video entertainment products it has elected to expense all costs associated with the Rights to videos, CDs and DVDs.

STOCK BASED COMPENSATION -- The Company accounts for stock options issued to employees under Statement of Financial Accounting Standards 123, wherein such options are valued based upon the Black Scholes option pricing model.

MANAGEMENT ESTIMATES Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

NET LOSS PER SHARE Basic loss-per-share computations are based on the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding was 8,790,368 for the year ended December 31, 2002, 491,463 for the period ended December 31, 2001, and 33,565,000 for the unaudited three months ended March 31, 2003. Common stock equivalents were not considered in the calculation of net loss per share because their effect would be antidilutive.

                             CLUBHOUSE VIDEOS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
  (Amounts and disclosures applicable to March 31, 2003 and 2002 are unaudited)
                           December 31, 2002 and 2001
                                   (Continued)


INCOME TAXES The Company has incurred approximately $2,565,000 of net operating losses which may be carried forward and used to reduce taxable income in future years. Deferred tax assets created by the net operating losses are offset by an equal valuation allowance.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an

Activity (Including Certain Costs Associated with a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The provisions of SFAS No. 146 are required to be applied prospectively after the adoption date to newly initiated exit activities.

In November 2002, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangement with Multiple Deliverables," which addresses circumstances involving the delivery or performance of multiple products, services, and/or rights to use assets, and for which performance may occur at different points in time or over different periods of time. Issue No. 00-21 also addresses whether the different revenue-generating activities, or deliverables, are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. The issue applies to all contractual arrangements under which a vendor will perform multiple revenue-generating activities. Issue No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company will adopt this guidance prospectively for all revenue arrangements entered into after December 29, 2002. The Company does not expect Issue No. 00-21 to have a material impact on the financial statements.

In December 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" that amends SFAS No. 123, "Accounting for Stock-Based Compensation." The standard provides for (1) alternative methods of transition for an entity that voluntarily changes to the fair-value method of accounting for stock-based employee compensation; (2) requires more prominent disclosure of the effects of an entity's accounting policy decisions with respect to stock-based employee compensation on reported income; and (3) amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure of those effects in interim financial information. SFAS No. 148 is effective for

                             CLUBHOUSE VIDEOS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
  (Amounts and disclosures applicable to March 31, 2003 and 2002 are unaudited)
                           December 31, 2002 and 2001
                                   (Continued)


fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Since the Company accounts for employee stock options using the fair value method in accordance with of SFAS No. 123, no additional disclosures under SFAS 148 are required.

Note 4  BUSINESS AND OPERATIONS

The Company is currently working to establish the following lines of business:

                   Home Video and Television  Sales
                   Internet Retail Sales
                   Music CD Sales
                   Plush Toy Sales


These financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and the amounts which may be different from those shown in these financial statements. The ability to continue as a going concern is dependent on its ability to:

                   Obtain additional debt and equity financing.
                   Generate profitable operations in the future.

The Company has initiated several actions to generate working capital; and improve operating performances, including equity and debt financing and cost reduction measures. There can be no assurance that the company will be able to successfully implement its plan, or if successfully implemented the Company will achieve its goals. Furthermore, if the Company is unable to raise additional funds it may be required to reduce its workforce, reduce compensation levels, reduce dependency on outside consultants, modify its growth and operating plans, and even be forced to terminate operations completely.

                             CLUBHOUSE VIDEOS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
  (Amounts and disclosures applicable to March 31, 2003 and 2002 are unaudited)
                           December 31, 2002 and 2001
                                   (Continued)


Note 5  RELATED PARTY TRANSACTIONS

As of December 31, 2002 Raven Moon Entertainment, Inc. owned 2,285,000 shares of common stock of the Company, which was purchased for $150,000. At March 31, 2003 Raven Moon Entertainment purchased an additional 3,322,000 shares of common stock of the Company for approximately $218,000.

On November 29, 2002 the Company entered into an agreement whereby the company granted to Joseph and Bernadette DiFrancesco (principal stockholders of Raven Moon Entertainment, Inc.) a nonrefundable grant of 15,236,200 shares of common stock valued at $1,000,000 in exchange for a one year exclusive option to the program, certain cartoon characters and music publishing rights related to songs written and used in "Gina Ds Kids Club Show" which have been created by Joseph and Bernadette DiFrancesco. Because the Company cannot demonstrate through its experience the ultimate revenue from the video entertainment products it has elected to charge option rights to intellectual properties $1,000,000 during 2002.

Raven Moon Entertainment, Inc. retired its debt of $1,958,800 to the Raven Moon Home Video Products, LLC Class B Members through the spin off discussed in Note 1, and their debt to the Company of $798,301 in exchange for the rights to manufacture, market and sell the first nine video, CD and DVD products produced by Raven Moon Entertainment, Inc. The rights to future products purchased by the Company from Raven Moon Entertainment, Inc. will be approximately $300,000 per product plus 10% of the gross sales of the product.

The company purchased its inventory from JB Toys, Inc, a wholly owned subsidiary of Raven Moon Entertainment, Inc. (the Company's former Parent) for $210,861 which approximated Raven Moon's cost.. This inventory consists of videos, CDs, DVDs, and plush toys.


On April 20, 2003 the Company entered into an Executive Administration, Sales and Marketing Consulting Agreement with Joseph DiFrancesco for a three year term with two one year options. In years one, two and three a draw of $750,000 in cash or an S-8 stock at 50% of the 10 day administrative guidance services and a non-qualified stock option to purchase an additional $750,000 worth of shares of the Company's common stock against a 15% commission for any sales generated by Joseph DiFrancesco. The option exercise price of the common stock is a 50% discount from the closing bid price for the ten trading days immediately preceding the date of exercise.

                             CLUBHOUSE VIDEOS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
  (Amounts and disclosures applicable to March 31, 2003 and 2002 are unaudited)
                           December 31, 2002 and 2001
                                   (Continued)


On May 1, 2003 the Company entered into a talent agreement with Gina Mouery (daughter of Bernadette and Joseph DiFrancesco and married to David Mouery, President and CEO of the Company) for a five-year period with an option for an additional five years. For personal appearances to promote products, Gina Mouery will receive a monthly advance of $20,000 in cash or S-8 stock per month at 50% of the 10 day average closing bid price of 60 months against a 5% commission on gross revenue received by the Company for these products. In addition, Gina Mouery will receive $240,000 of S-8 stock options per year for five years at an exercise price of 50% of the 10 day average closing bid price per share. She will also be reimbursed for any out of pocket expenses incurred by her in promoting these products.

In May, 2003, the Company paid Raven Moon Entertainment, Inc. $24,500 in advance payments for the rights to Gina D's Cuddle Bug Christmas Show.

Note 6  COMMITMENTS AND CONTINGENCIES


On March 3, 2003 the Company executed a contract with a Media Company which includes an advance of $250,000 in two payments of $125,000 each. The first payment of $125,000 to be received approximately 10 days after signing and the second $125,000 when the company orders approximately 1,000,000 pieces of product. The repayment of the advance will be added to the cost of products the Company orders at the rate of $.20 per item, plus the regular cost of the product.

Note 7  SUBSEQUENT EVENTS

On June 6, 2003 the Company entered into a Sales and Marketing Consulting Agreement with an individual for a three year term with two one year options. In years one, two and three a draw of $1,500 in cash or an S-8 stock at 50% of the 10 day administrative guidance services and a non-qualified stock option to purchase an additional $250,000 worth of shares of the Company's common stock against a 15% commission for any sales or marketing services generated by the individual. The option exercise price of the common stock is a 50% discount from the closing bid price for the ten trading days immediately preceding the date of exercise.

                             CLUBHOUSE VIDEOS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
  (Amounts and disclosures applicable to March 31, 2003 and 2002 are unaudited)
                           December 31, 2002 and 2001
                                   (Continued)


NOTE 8 -- REQUIRED DEVELOPMENT STAGE COMPANY DISCLOSURES

The following information related to the Company's development stage status is summarized as follows:

          Balance Sheet
               Stockholders' equity
                  Deficit accumulated in the
                       development stage                          $2,565,510
                                                                  ==========

          Statement of Operations From Inception
                  Revenues                                        $   43,785
                  Costs and expenses                               2,609,295
                                                                  ----------
                  Net loss                                       ($2,565,510)
                                                                  ==========

                  Net loss per share                             ($    .4125)
                                                                  ==========

          Statement of Cash Flows From Inception
                  Cash flows from operating activities           ($1,467,261)
                  Cash flows from financing activities             1,514,160
                                                                  ----------
                  Cash at end of period                           $   46,899
                                                                  ==========

                                    PART III

Item 1. Index to Exhibits.

(a) The following documents are filed as part of this Form 10-SB:



EXHIBIT             DESCRIPTION


1. Articles of Incorporation of Clubhouse Videos, Inc., as filed with the Florida Department of State on February 4, 2003.

2.                  Bylaws of Clubhouse Videos, Inc., dated February 4, 2003.


3. Plan of Merger effective February 9, 2003, and Articles of Merger by and a Videos, Inc. and dated February 9, 2003. mong Raven Moon Home Video Products, LLC and Clubhouse

4. License Agreement dated February 14, 2003 between Raven Moon Entertainment , Inc. and Clubhouse Videos, Inc.


                    Financial Statements.

                    Independent Auditors' Report.
                    Balance Sheets as of December 31, 2002, and 2003 Statements of Operations for the years ended December 31, 2002 and 2001.
                    Statements of Shareholders' Equity (Deficit) for the years ended December
                    Statements of Cash Flows for the years ended December 31, 2002 and 2003 31, 2002 and 2001
                    Notes to Financial Statements
                    Financial Statements

                    Balance Sheets as of March 31, 2003 and 2002 (unaudited)

                    Statements of Operations for the Quarters Ended March 31, 2003 and 2002 (unaudited)

                    Statements of Changes in Deficit in Stockholders' Equity for the Three Months Ended March 31, 2003 and 2002

                    Statements of Cash Flows for the Quarters Ended March 31, 2003 and 2002 (unaudited)

                    Notes to Financial Statements (unaudited)





                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act registration statement to be signed on its behalf by the undersigned, therof 1934, the registrant has duly caused this eunto duly authorized.


                                            ---------------------------------
                                            Clubhouse Videos, Inc.

Date: June 20, 2003


                                            By:  /s/
                                               ------------------------------
                                                      David Mouery, President
                                                      and CEO